SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Petrobras agrees to acquire Eletrobolt Thermopower Plant

(Rio de Janeiro, August 13, 2004) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that its Board of Directors have approved the financial conditions in principle agreed with a consortium of 17 commercial banks, necessary for the permanent transfer of ownership of the Eletrobolt Thermopower Plant, located at Seropédica in the State of Rio de Janeiro, to Petrobras. This plant, with a nominal capacity of 388 MW, is one of the three merchant type plants with which Petrobras signed, between 2001 and 2002, contracts with contingency payment clauses referring to taxes, duties and tariffs, operating costs, maintenance and investment (capacity), if the plant does not obtain sufficient revenue to cover these items. The other two merchant plants are Macaé Merchant (EL Paso) and TermoCeara (MPX).

Petrobras will pay US$ 159 million in 30 fixed monthly installments and will make a payment of US$ 30 million after a 7-year period. The ownership of the plant will be entirely transferred to Petrobras, including all the improvements and adjacent lot, on the closing date of the operation. In return Petrobras will be exempted from the remaining contingency payments currently resulting from the Joint Venture Agreement, which will become extinct, and will enjoy any benefit derived from operating the plant as from the signature of the definitive documents.

The parties will now begin preparation of the legal documents necessary to definitively close the transaction, planned for November 1, 2004. The final terms of the agreement will need to be submitted for approval by Petrobras Board and the banks.

The conclusion of these negotiations forms part of the Company's strategy for the energy sector which envisages increasing its thermal generation capacity only after the completion of projects that are already in progress or by means of acquisitions that significantly reduce contingency payments.

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Officer

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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